Exhibit 16.1

May 9, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Commissioners:

We have read the statements made by Digital Brands Group, Inc. which we understand will be filed with the Securities and Exchange Commission. Pursuant to Item 4.01 of Form 8-K to be filed by the Company and dated May 4, 2023, we are in agreement with the statements contained in Item 4.01 insofar as they relate to dbbmckennon.

Very truly yours,